Mail Stop 7010




December 14, 2005


Via U.S. mail and facsimile

Mr. John Bentley
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019

Re: 	Electronic Game Card, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 22, 2005
File No. 000-25843

Form 10-KSB/A for the year ended December 31, 2004
Filed November 22, 2005
File No. 000-25843

Form 10-QSB/A for the quarter ended March 31, 2005
Filed November 22, 2005
File No. 000-25843

Form 10-QSB for the quarter ended June 30, 2005
Filed August 15, 2005
File No. 000-25843

Form 10-QSB for the quarter ended September 30, 2005
Filed November 14, 2005
File No. 000-25843

Dear Mr. Bentley:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please supplementally provide us with the financial statements of both Electronic Game Card and Scientific Energy, Inc. as of December
5, 2003, the date of the reverse acquisition, as well as your analysis of adjustments to shareholders` equity to effect the transaction.

Preliminary Information Statement on Schedule 14C

Amendment to Articles of Incorporation

2. We note the disclosure in the last sentence of the third paragraph. Please revise this disclosure to indicate the number of shares issuable upon conversion of the Series A Preferred Stock if the conversion price were reduced to $1.33.

Approval by Stockholders

3. Please delete the third sentence as you may not incorporate this information by reference.

Description of Securities

Preferred Stock

4. Please disclose the information required by Item 11(b) of Schedule
14A. In this regard, we note that Item 11 does specifically permit incorporation by reference. See Note D to Schedule 14A. As a result, you may not merely refer to the rights as described in your
Certificate of Designations.

Material Incorporated by Reference

5. We note your statement that the documents incorporated by reference into your information statement will not be delivered with the information statement. All documents incorporated by reference must be delivered since you are not Form S-3 eligible. See Item
13(b) of Schedule 14A.  Please revise accordingly.

Form 10-KSB/A for the year ended December 31, 2004

Cover Page

6. We note that you have marked the box indicating that the Item
405
disclosure is not included in your Form 10-KSB. However, it appears that you have included this disclosure in the section entitled "Compliance of Officers and Directors" on page 38. Please revise your cover page accordingly.

Item 1. Description of Business, page 2

7. Please disclose the information required by Item 101(b)(9) of Regulation S-B as it appears that your products may be subject to state and/or federal regulations in addition to the regulations of the National Indian Gaming Commission.

8. Please disclose your total number of employees and your total number of full time employees. See Item 101(b)(12) of Regulation
S-
B.

Overview, page 2

9. We note the disclosure in the last sentence. Please clarify whether you have any manufacturing agreements other than your agreement with Tak Shun.

Manufacturing Arrangements, page 2

10. Please describe in greater detail the material terms of your agreement with Tak Shun. Please also file this agreement as an exhibit to your Form 10-KSB.

Sales and Marketing, page 2

11. Please disclose the material terms of your agreement with Scientific Games.

12. Please disclose whether you have other distribution agreements.
In this regard, we note the disclosure in the last sentence of the sixth paragraph of the section entitled "Plan of Operations" on page
9. If so, please describe the material terms of these agreements and file them as exhibits to your Form 10-KSB.

Research and Development, page 3

13. Please disclose an estimate of the amount spent during each of the last two years on research and development activities. See
Item
101(b)(10) of Regulation S-B.

Competition, page 3

14. Please describe in greater detail the competitive conditions of your markets. For example, what are the methods of competition in your markets?



Sales Promotion Market, page 3

15. Please describe in reasonable detail the issues arising from the pricing and the delivery timing of your products. In this regard, we note the disclosure in the fifth sentence of the second paragraph of this section.

Indian Gaming Market, page 4

16. We note the disclosure in the second sentence of the first paragraph regarding the 367 casino operations in which you intend to launch your product. Please clarify whether you have any agreements with any of these casinos.

17. We note the disclosure in the fourth paragraph regarding the legal opinion of the general counsel of the NIGC. It does not appear that you filed the opinion as an exhibit to your Form 10-QSB/A.
Please file the opinion on EDGAR.

Item 4. Submission of Matters to a Vote of Securities Holders, page 6

18. We note the disclosure in the last paragraph. Please expand your disclosure to indicate when the amendment will become effective.

Recent Sales of Unregistered Securities, page 8

19. We note the Securities Act exemption you have cited for each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available.

20. Please disclose the information required by Item 701 of
Regulation S-B with respect to issuances of options under your
2002
Equity Compensation Plan.

Securities Authorized to be Issued Under Equity Compensation Plan, page 9

21. Please briefly describe the equity compensation plans that were adopted without the approval of security holders.

Item 7. Financial Statements, page 18

Statement of Stockholders` Equity, page 23

22. Please revise your statement of stockholders` equity to present changes in equity from April 6, 2000, the date of inception, as required by paragraph 11d. of SFAS 7, Accounting and Reporting by Development Stage Enterprises.

Consolidated Statements of Cash Flows, page 25

23. We note your response to comment 24 of our letter dated June
21,
2005. However, we do not see where you have complied with our comment or provided any supplemental information requested. In this regard, we reissue our comment. On your statements of cash flows, you show foreign currency translation loss of $394,737 for the year ended December 31, 2004. This amount is identical to the change in the cumulative translation adjustment from 2003 to 2004 reflected in your statement of stockholders` equity. As exchange rate changes do not themselves give rise to cash flows, we do not believe it is appropriate to show the cumulative translation adjustment within the reconciliation of your net loss to net cash used in operations. Please revise your statement of cash flows to report the reporting currency equivalent of your foreign cash flows or tell us how you determined that the $394,737 currency translation loss is an appropriate component on the statements of cash flows. See paragraph
25 of SFAS 95, Statement of Cash Flows for guidance.

Note 1 - Organization and Summary of Significant Accounting
Policies
- Employee Stock Options, page 27

24. Since you account for employee stock options under APB 25, please amend your filing to include the disclosure requirements as provided under paragraph 2e of SFAS 148, Accounting for Stock-Basis Compensation - Transition and Disclosure. In addition, please revise the notes to your interim financial statements for each quarter to include the disclosures required by paragraph 3j of SFAS 148.

Note 8-Stock Options / Warrants

25. We note your response to comment 25 of our letter dated June
21,
2005. However, we do not see where you have complied with our comment. In this regard, we reissue our comment. Please revise your disclosure to include a description of the method and significant assumptions used during the year to estimate the fair value of options/warrants as required by paragraph 47.d. of SFAS 123, Accounting for Stock-Based Compensation. Supplementally provide us with schedules supporting the valuations reflected in your financial statements.

26. Given the magnitude of the warrants outstanding, please revise your note disclosure to present, for each period, separate roll-forwards for both the options and warrants.


Item 8A. Controls and Procedures, page 36

27. We note the disclosure in the last sentence. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports, SEC Release No. 33-8238, which is available on our website at www.sec.gov.

Item 8B. Other Information, page 36

28. Please revise this section to delete the first two sentences of
Item 8B on page 36 as it appears to contain information that was inadvertently not removed when you revised Item 8A.

Item 9. Directors and Executive Officers of the Company, page 36

29. Please revise the table of officers and directors to include
Mr.
Kane.

30. We reissue comment 29 from our letter dated June 21, 2005 with respect to Item 401(a)(4) of Regulation S-B. In this regard, please identify the companies for which the individual was employed, the dates of employment and the nature of the responsibilities if those responsibilities are not clear from the job title.

31. We reissue comment 30 from our letter dated June 21, 2005 with respect to Item 401(e) of Regulation S-B. In this regard, it does not appear that the required disclosure has been included in your Form 10-KSB.

Item 10. Executive Compensation, page 38

32. Please describe in reasonable detail the material provisions of your employment agreement with Mr. Bentley. See Item 402(g)(i) of Regulation S-B.

33. We note the disclosure set forth in footnote 2 to your table. Please describe the material provisions of your agreement with Sterling FCS and file the agreement as an exhibit to your Form 10-KSB. In addition, please advise us as to whether there is any affiliation between your company and Sterling FCS.



Item 12. Certain Relationships and Related Transactions, page 40

34. Please disclose the information required by Item 404(a) of Regulation S-B with respect to your transactions with Scientific
Games and Sterling FCS.

35. We note the disclosure in the first sentence of the second paragraph. Please describe in greater detail the receivables. In addition, please identify the related parties and disclose the nature of their affiliation to your company.

36. We note the disclosure in the second sentence of the second paragraph. Please disclose the nature of the affiliation of Jano
Holdings to your company.  Please also clarify whether Jano
Holdings
is the only lender under the notes.

37. We note the disclosure in the last paragraph. Please disclose the nature of the affiliation of Bioaccelerate to your company.

Signatures

38. Please confirm that Mr. Boyne is your principal accounting officer or controller.


Form 10-QSB/A for the quarter ended March 31, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition...

39. The disclosure under the headings "The Company," "Lottery Market," "Sales Promotion Market" and "Indian Gaming Market" does not appear to have been revised in response to comment 38 from our letter dated June 21, 2005. Please revise accordingly. In addition, please comply with the comments above on your Form 10-KSB with respect to the disclosure under these headings.

Item 3. Controls and Procedures

40. We note the disclosure in the last sentence. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports, SEC Release No. 33-8238, which is available on our website at www.sec.gov.

Exhibits 31.1 and 31.2

41. We reissue comment 45 from our letter dated June 21, 2005. We note that the certifications do not appear to conform to the form of certification required by Item 601(b)(31) of Regulation S-B as they contain a sixth certification. Please also comply with this comment with respect to the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-QSB for each of the quarters ended June 30, 2004 and September 30, 2005.

Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition...

42. Please describe in greater detail the state and/or federal regulations to which your products may be subject. In this regard, we note the disclosure in the sixth sentence under the heading "Lottery Market" regarding the regulatory delays affecting your products.

43. Please describe in greater detail the price increases referenced in the seventh sentence under the heading "Lottery Market."

44. We note the disclosure in the seventh sentence under the heading
"Sales Promotion Market" regarding the reasons why this market has been disappointing to date. Please explain why you have delays in processing orders and why you have minimum order values of $100,000.

Item 3. Controls and Procedures

45. Please disclose the information required by Item 307 of Regulation S-B. In this regard, it does not appear that you have disclosed the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures.

*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards,
Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director



cc:	Mr. L. Stephen Albright, Esq.
17337 Ventura Blvd., Ste. 208
Encino, CA 91316
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Mr. John Bentley
Electronic Game Card, Inc.
December 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE